22 West Washington Street Chicago lllinois 60602	Telephone: Facsimile:	+1 312 696-6000 +1 312 696-6001

July 15, 2009

BY EDGAR AND FACSIMILE

Ms. Jessica Kane

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Mail Stop 4631

Washington, D.C. 20549

Re:	Morningstar, Inc.
Definitive Proxy Statement Supplemental Response Letter
Filed June 23, 2009
File No. 000-51280

Dear Ms. Kane:

On behalf of Morningstar, Inc., an Illinois corporation (the “Company”), set forth below is the Company’s response to the Staff’s comments contained in the Staff’s letter to the Company, dated July 7, 2009, relating to the Company’s Definitive Proxy Statement Supplemental Response Letter filed on June 23, 2009 (the “Comment Letter”).  For convenience of reference, we have reproduced the text of each comment in the Staff’s letter in italicized type with the Company’s response immediately following.

Compensation Discussion and Analysis, page 17

Bonus Plan, page 18

1.            We note your response to the first bullet point in comment 1 in our letter dated June 10, 2009.  However, to the extent you fund bonus pools based on the achievement of certain performance goals (e.g. a percentage of the prior year’s Bonus EBIT) in the future, please quantify these performance goals and disclose the actual results achieved by the Company in future filings.

In future filings, to the extent we fund bonus pools based on the achievement of certain performance goals, we will quantify these performance goals, unless such disclosure would result in competitive harm to the Company, and disclose the actual results achieved by the Company.

* * *

I hope that this letter responds fully to your comments.

Morningstar, Inc. acknowledges that:

•                  Morningstar is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  Morningstar may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the responses in this letter, please call me at (312) 696-6132. My facsimile number is (312) 244-8032.

Respectfully submitted,

/s/ Richard E. Robbins

Richard E. Robbins
General Counsel and Corporate Secretary